800 Nicollet Mall
Minneapolis, MN 55402
June 24, 2010
Ms. Angela Connell
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20002
RE:	U.S. Bancorp Form 10-K for Fiscal Year Ended December 31, 2009 Form 10-Q for the Fiscal Quarter Ended March 31, 2010 File No. 001-06880
Dear Ms. Connell:
Set forth below are the responses of U.S. Bancorp (the “Company”) to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), which were set forth in your letter, dated June 10, 2010, regarding the above-referenced documents.
The Staff’s comments, indicated in bold, are followed by the Company’s responses.
1.	We refer to your response to comment one of our letter dated May 27, 2010. Please revise your disclosure in future filings to provide a more comprehensive discussion of your restructured loans and related modification programs, including a discussion of how you determine whether a loan modification should be classified as a troubled debt restructuring (‘TDR”). With respect to those short term modifications discussed in your response, please disclose the following:
•	Provide a more granular discussion of these loan modifications and explain how you determined they should not be classified as TDRs;

•	Quantify the amount of loan modifications that you do not consider to be TDRs due to the short term nature of the concessions granted;

•	State whether you believe your impairment measurements for these short term loan modifications are materially consistent with the relevant accounting guidance in ASC 310-10-35.
The Company will revise its disclosures in future filings to provide a more comprehensive discussion of restructured loans and related modification programs, including a discussion of how the Company determines whether a loan modification should be classified as a troubled debt restructuring (“TDR”). Specifically, the Company expects to modify and enhance the “Restructured Loans Accruing Interest” section of Management Discussion and Analysis to describe its mortgage and credit card hardship programs, trial modification programs, and short-term commercial loan extensions. The Company will also provide information about the significance of these programs to its financial statements.
usbank.com

Ms. Angela Connell, Securities and Exchange Commission
June 24, 2010

The Company determines its allowance for loan losses on modified loans that are not considered TDRs in a manner similar to loans which have not been modified. The Company believes these allowances are appropriately determined in accordance with generally accepted accounting principles. To increase transparency, the Company will clarify in its disclosures the manner in which it determines allowances for loan losses on such modified loans.

2.	As a related matter, please ensure that your future filing disclosures characterize loan modifications/restructured loans/TDRs consistently throughout the document in all tables and discussions.

The Company will revise disclosures in future filings to clarify which loan modifications are considered TDRs and ensure the related disclosures are consistent in all tables and discussions. In addition to the disclosure enhancements described in the response above, the Company expects to clarify its Accounting Policy and Loans footnotes, including related tables.

3.	In your response, you indicate that extensions of commercial loan maturity dates of less than 12 months are often an administrative first step with borrowers that the Company believes ultimately will pay all contractual amounts owed under the original terms of the loan, even though the borrowers are experiencing some level of financial stress. Please respond to the following:
•	Provide us with information regarding the success rates for these types of temporary modifications. If practicable, quantify the percentage of loans that are fully repaid at the conclusion of the extension period, loans that are modified under permanent actions, and loans that ultimately result in foreclosure;

The Company does not track and measure “success rates” of these types of short-term modifications. As a result, it is not practicable to quantify the specific information described above. As noted in our June 2, 2010 letter, the Company makes these extensions when the maturity date is imminent and the borrowers are experiencing some level of financial stress but it is not evident at the time of the modification that the loan or a portion of the loan is not collectible. The Company believes a review of the ultimate outcome of the loan may not be a relevant indicator of whether the loan should have been classified as a TDR or an impaired loan at a particular point in time. When the Company makes the decision to grant these short-term extensions, it does so based on the best information available with respect to the customer’s ability to repay the loan. Such extensions are made only after an appropriate amount of credit analysis and with the approval of appropriate credit administration personnel who are independent of the lending officer/relationship manager. The Company believes it has an appropriate allowance for loan loss related to those loans regardless of whether or not they are classified as TDRs.

•	Tell us whether you charge fees to the borrower at the time of the loan extensions and how those fees compare to the fees charged at the time of the initial loan origination;

Whether the Company charges a fee to the borrower at initial loan origination or at the time of a loan extension, and the amount of any fee, depends on the particular facts and circumstances surrounding the borrower and the existing and proposed contractual terms of the loan. In the Company’s view, increases to a borrower or loan facility risk profile will often justify charging a

Ms. Angela Connell, Securities and Exchange Commission
June 24, 2010

fee or implementing other forms of penalty pricing (e.g., a rate increase) to compensate the Company for the increased risk associated with the extended relationship.

•	Tell us whether you have a history of granting these short term loan extensions more than once to the same borrower;

The Company does not track or maintain statistics about the frequency of multiple extensions to the same borrower. However, multiple extensions would not be a general practice of the Company. Typically, in working with borrowers, the focus is on negotiating a permanent modification (not necessarily concessionary) to the loan to maintain the lending relationship, or maximizing the recovery on the loan in other ways including moving the loan to foreclosure, when appropriate. In situations where the Company does not intend to maintain a lending relationship with the customer, but expects to be repaid in full, multiple extensions may be granted of a short duration but fees will often be charged, as discussed above, to appropriately compensate the Company for the additional risk associated with making the extension. In situations in which a permanent modification is made, the Company will assess whether the modification should be classified and accounted for as a TDR at the time of the permanent modification.

•	Tell us how you believe these borrowers are satisfying the loan obligation when the loan becomes due at the maturity of the extension (e.g., by completion or sale of the project, a guarantor settling the obligation, etc.); and

The Company does not track or maintain statistics on the ultimate resolution of loans that have been granted a short-term extension at some time during the life of the loan. The resolution can take many forms and is dependent on the facts and circumstances related to the borrower and the specific terms of each loan. For Commercial Real Estate loans (including Construction loans), the obligation is generally expected to be satisfied with take-out financing proceeds from a permanent lender or from the ultimate sale of individual units to investors/consumers. However, it would not be uncommon for the Company to receive payments from a guarantor as part of a workout plan when the desire is to reduce the loan to value ratio or the project is expected to have significant delays or declines in the proceeds from the sale of individual units within the project.

•	Notwithstanding the fact that you do not consider these loan modifications to be TDRs due to the short term nature of extensions, tell us whether you believe you have granted a concession when you extend a loan at the original contractual rate. In this regard, explain whether you give any consideration to whether the borrower (who is experiencing some level of financial stress) would qualify for these same loan terms if they were to apply for new financing under your current underwriting guidelines.

Generally, the Company believes it is not granting a concession to borrowers at the time it makes a short-term extension at the original contractual rate or a higher rate. Such extensions are only made with the appropriate amount of analysis and approval of appropriate credit administration personnel. This analysis considers the particular facts and circumstances surrounding the borrower and the existing and proposed contractual terms of the loan. The Company’s loan pricing policies include judgment-based pricing decisions that consider the creditworthiness of the customer and any guarantors, the value and nature of pledged collateral, and any other relevant credit factors. The Company considers these factors in determining whether to grant an extension to the borrower, at what terms and whether or not the extension should be classified as

Ms. Angela Connell, Securities and Exchange Commission
June 24, 2010

a TDR.

The Company believes designation of a loan as a TDR is appropriate when an economic concession has been made to the borrower to ensure that changes to the allowance for loan loss reflect the impact of those concessions. Classifying short-term extensions carrying the original contractual rate, or a higher rate, as TDRs would not generally result in a higher provision for loan loss or allowance for loan losses. For short term commercial loan extensions, the Company primarily relies on its quarterly loan risk rating updates and loan review processes to identify loan impairments and trigger determination of an appropriate allowance for loan loss under ASC 310-10-35 (SFAS 114).
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The Company hereby acknowledges the following statements:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Should you require further clarification of any of the issues raised in this letter, please contact Terrance R. Dolan at (612) 303-4352 (or by fax at (612) 303-4830).

Sincerely, U.S. Bancorp
By:	/s/ Terrance R. Dolan
Terrance R. Dolan
Executive Vice President and Controller

cc:	Richard K. Davis, Chairman, President and Chief Executive Officer Andrew Cecere, Vice Chairman and Chief Financial Officer Lee R. Mitau, Executive Vice President and General Counsel